29 January 2003
Number: 03/03

BHP BILLITON QUARTERLY REPORT ON EXPLORATION

AND DEVELOPMENT ACTIVITIES

September 2002 - December 2002

This report covers exploration and development activities for the quarter ended 31 December 2002. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent, and references to quarters are based on calendar years.

PETROLEUM DEVELOPMENT

Bream Pipeline, Australia (BHP Billiton 50%, non operated)

First gas flowed through the Bream pipeline on 12 December 2002, earlier than originally scheduled. As well as transporting gas from the Bream field, which was previously reinjected into the Bream reservoir, the pipeline will also access and accelerate the production of around 30 million barrels of hydrocarbon liquids (BHP Billiton share 15 million barrels) over a 10 year period.

North West Shelf expansion, Australia (BHP Billiton 16.67%, non operated)

Construction of the fourth liquefaction processing train is 57% complete and remains on schedule to start up in mid 2004. The second trunkline is 31% complete with shore crossing and rock quarrying activities commencing as planned. BHP Billiton's share of capital expenditure is US$237 million.

Minerva (BHP Billiton 90%, operated)

Work is progressing under a Lump Sum Turn Key contract awarded to a joint venture comprising McConnell Dowell Constructors (Australia) and Saipem (Portugal) for engineering and construction of the flowlines and gas plant. Civil engineering works have commenced on the gas plant site near Port Campbell. The offshore drilling and completion of the two new subsea wells is currently ongoing and is scheduled to be completed in February 2003. The project is on budget (BHP Billiton's share of capital expenditure is US$123 million) and on schedule for first gas production in the first quarter 2004.

Zamzama Field Development, Pakistan (BHP Billiton 38.5%, operated)

Phase 1 of the development of the Zamzama Gas Field is being executed on a fast track basis and will include drilling at least three producing wells and constructing two additional 140 MMcf/d processing trains. The drilling of the first well, Zamzama-3, commenced July 2002 and was completed in October. The programme is proceeding on plan with the second well, Zamzama-4, currently being drilled and at the completion stage. The basic engineering design and the tendering process for the equipment packages and materials with long lead delivery times were complete in June 2002, and all of the equipment and materials are on site. Facilities construction is ongoing and the project is on track to meet its objectives. BHP Billiton's share of capital expenditure is US$40 million and first gas is scheduled for third quarter 2003.

OHANET Development, Algeria (BHP Billiton 45%, joint operating organisation comprising SONATRACH/BHP Billiton)

The OHANET Development consists of the development of four gas-condensate reservoirs in the Illizi Basin in southern Algeria. The project will provide a gas treatment facility with a capacity of 20 million standard cubic metres per day fed by 47 production wells, of which 32 will be new and 15 will be re-completions of existing oil producers. 3D seismic data across all reservoirs has been processed and incorporated into the reservoir models. By the end of December 2002 a total of 24 new wells had been drilled and completed and 15 existing wells had been re-completed. Facilities engineering and procurement are complete. Overall construction progress is 88.4 per cent. First production is scheduled for the second half of 2003, and BHP Billiton's share of capital expenditure is US$464 million.

ROD Integrated Development, Algeria (BHP Billiton 36.04%, joint operating entity comprising SONATRACH/BHP Billiton)

The ROD Integrated Development consists of the development of six satellite oilfields in the Berkine Basin in eastern Algeria. The project will produce 80,000 barrels of Sahara Blend crude oil per day, with associated gas being reinjected into the reservoir together with water to provide pressure support to the reservoir. Thirty-six development wells will be required, 10 of which will be recompletions of already drilled wells. At the end of December 2002 the rig was working on the eleventh development well. Critical long lead engineering items are progressing to schedule. The EPC (Engineer/Procure/Construct) contractor, Saipem/Bouygues, is progressing engineering and procurement. Site preparation commenced in early October 2002. First production is scheduled for the end of first quarter 2004 and BHP Billiton's share of capital expenditure is US$179 million.

Caesar/Cleopatra Transportation Systems, Gulf of Mexico, USA (BHP Billiton interest in Caesar pipeline, 25%; interest in Cleopatra pipeline, 22%. Non-operated)

In February 2002, BHP Billiton acquired a 25 per cent interest in the Caesar oil pipeline and a 22 per cent interest in the Cleopatra gas pipeline which will transport product from the Mad Dog and Atlantis fields to pipelines closer to shore. BHP Billiton's share of the capital costs for these new-build projects is estimated at $100 million. Installation of the offshore pipeline system began during the December 2002 quarter. The project is proceeding on schedule, with commissioning expected to occur during calendar year 2004.

Mad Dog Development, Gulf of Mexico, USA (BHP Billiton 23.9%, non-operated)

BHP Billiton announced its sanction of the Mad Dog field in February 2002, approving up to US$335 million for development of the Gulf of Mexico oil and gas field. Construction continues on the hull and topsides. First production is expected at the end of calendar year 2004.

Atlantis Development, Gulf of Mexico, USA (BHP Billiton 44%, non-operated)

In May BHP Billiton approved up to US$355 million to progress the development of the Atlantis field in the Gulf of Mexico. Drilling of the initial production wells in underway, with detailed engineering work continuing on the production facilities. Full project approval is expected early this year.

MINERALS DEVELOPMENT

Aluminium

Mozal 2 Expansion, Mozambique (BHP Billiton 47.11%)

Construction Work on the 253,000 tonne per annum Mozal II aluminium smelter project continued during the quarter. Production targets are in line with the revised schedule and cost trends to date indicate that the project will likely be completed under the project budget of US$860 million (BHP Billiton share US$405 million). Initial production is expected by the end of the second quarter 2003 and full production expected by the end of 2003.

At the end of December 2002, overall construction work had reached 79 per cent. The civil, structural steel and cladding work was almost completed. Installation of the main process equipment is progressing well and the pre-commissioning of various process systems has commenced.

Hillside Expansion

Main construction work on the 130,000 tonne per annum Hillside III aluminium smelter project commenced on 1 April 2002, and at the end of December 2002 overall construction work has reached 36 per cent completion. The main civil works are nearing completion and steady progress is being made on structural steel erection and cladding. Manufacture of process equipment is progressing on schedule. First metal production from the new potline facilities is expected in the first quarter of 2004, in line with revised schedule, and full production is expected by the end of the second quarter 2004. Expenditure to date remains in line with the budgeted US$449 million.

Base Metals

Escondida Phase IV Expansion, Chile (BHP Billiton 57.5%)

As of the end of December commissioning activities were substantially complete and the majority of project personnel demobilized from the site. Plant throughput during December 2002 was 75 per cent of design vs a planned 52 per cent. Ramp up to full production is expected by April 2003.

The development has an estimated capital cost of US$1,045 million (BHP Billiton share US$600 million), and final costs are expected to be on or under budget.

Carbon Steel Materials

Dendrobium Coal Project, Australia

The Dendrobium Mine will be a low cost underground longwall operation capable of producing 5.2 Mtpa of raw coal resulting in 2.6 Mtpa of coking coal and 1Mtpa of thermal coal. The main customer for the coking coal is the BHP Steel Port Kembla steelworks located seven kilometres from the mine site.

Construction activities are continuing at three of the four main sites including the coal loading facilities (Kemira Valley), mine surface facilities (Dendrobium) and the ventilation shaft. Construction will commence on the fourth main site, the washery upgrade and the installation of a thermal drier, in March 2003. The project is approximately 20 per cent complete with one of the two underground access tunnels reaching the coal seam in December 2002. This resulted in the successful transition of the road tunnelling process to a coal production process, with the project now producing development quantities of coal. The ventilation shaft boring has been completed with the shaft lining 50 per cent complete. The Dendrobium production crews will be recruited by June 2003.

Approximately US$70 million has been committed to date. The capital forecast and longwall startup schedule remain unchanged at US$170 million and May 2005 respectively.

Mining Area C Project, 'C Deposit', Australia (BHP Billiton 85%)

The project provides for the development of a mine, processing plant, 38 kilometre rail spur and associated infrastructure for an operation to build up to 15 Mtpa at Mining Area C, which is situated approximately 120 kilometres from Newman in Western Australia's Pilbara region. The capital cost is estimated to be US$213 million (BHP Billiton share US$181 million).

Construction work is progressing at both the plant and infrastructure rail and road sites. Extraction and shipment of bulk sample material continued during the quarter, and overall the project is within budget and remains on schedule to commission in the fourth quarter of 2003.

A joint venture agreement has been signed with POSCO of South Korea for the development of the 'C Deposit' section of Mining Area C, whereby POSCO will take a 20 per cent interest in the deposit.

Products & Capacity Expansion Project (PACE), Australia (BHP Billiton 85%)

The project provides for the upgrade of the BHP Billiton rail and port facilities in a staged process to meet forecast increase in sales of iron ore over the next decade. The approvals cover the first stage of PACE, which will increase capacity to 81Mtpa by 2004. Further stages will provide for capacity levels to exceed 90 Mtpa. The estimated capital cost for Stage 1 is US$351 million (BHP Billiton share US$299 million).

Detailed engineering is nearing completion and construction work has commenced on site. The project is within budget and remains on schedule to commission in the second quarter of 2004.

Energy Coal

Mount Arthur North, Australia

The Mount Arthur North Mine will be capable of producing up to 15 million tonnes of raw thermal coal per annum when full production is achieved in 2006. The project is proceeding to schedule with mining activites now managed by operations. In accordance with contracted commitments, deliveries to Macquarie Generation have commenced. In December 2002 the coal handling plant was commissioned and throughput ramp up has started. The coal preparation plant and export facilities are progressing well. Forecast cost to completion is within the approved budget of US$411 million.

San Juan Underground, USA

San Juan Underground completed the project start up phase by the end of the calendar year and is now operational. Project capital spending closed at the end of the year, US$3 million under the approved budget of US$146 million. The longwall came on line in October and is expected to ramp up to full capacity by March 2003. Longwall operations are ramping up as scheduled, and produced 372,000 tonnes in December.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 December 2002.
WELL	LOCATION	BHP Billiton EQUITY	STATUS
Kansas-1	Gulf of Mexico, Atwater Valley 489	22% BHP Billiton; Marathon Operator	Well reached total depth. Plugged and abandoned.
Shenzi-1	Gulf of Mexico, Green Canyon 654	44% BHP Billiton Operator	Significant hydrocarbon discovery. For further information see News Release of 19 November 2002.
Vortex-1	Gulf of Mexico, Atwater Valley 261	33.3% BHP Billiton; Kerr McGee well operator	Gas discovery. BHP Billiton will operate all future activity. For further information see News Release of 5 December 2002.
Neptune-4*	Gulf of Mexico, Atwater Valley 573	50% BHP Billiton; Operator	The well has been plugged and abandoned. Non commercial.
Whitetail-1*	Western Australia, Offshore Beagle Sub-Basin, WA296	16.6% BHP Billiton; Woodside well operator	The well has been plugged and abandoned.
Atlantis-6	Gulf of Mexico, Green Canyon 743	44% BHP Billiton; BP operator	Drilling ahead.

*Drilling completed in March Quarter 2003.

MINERALS EXPLORATION

The exploration group of BHP Billiton Minerals continued to pursue global exploration opportunities for key commodities of interest to the group utilising both the Junior Alliance Program and in house generative capabilities. This has lead to continued growth and diversification in the exploration portfolio and increased quality exploration opportunities.

The three BHP Billiton FALCONTM airborne gravity platforms were active in flying projects for both BHP Billiton and its partner companies in Australia, South America and Africa.

Expenditure

Information related exploration expenditure will be included in the BHP Billiton half year results results, to be released on 24 February 2003.

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